UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CORRECTIONS CORPORATION OF AMERICA
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

22025Y407
(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard T. McGuire

Marcato Capital Management LLC

235 Pine Street, Suite 1650

San Francisco, California 94104

(415) 796-6350

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, New York 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Corvex Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	4,410,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,410,000
	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	4,410,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)

4.43% based on 99,542,077 shares of common stock, $0.01 par value (the “Shares”), of Corrections Corporation of America (the “Issuer”) outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011

14.	Type of Reporting Person (See Instructions)	PN, IA

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Keith Meister
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	4,410,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,410,000
	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	4,410,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	4.43% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	IN, HC

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	539,639
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	539,639

11	Aggregate Amount Beneficially Owned by Each Reporting Person	539,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	0.54% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	PN

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	159,304
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	159,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person	159,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	0.16% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	PN

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato International Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,897,080
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,897,080

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,897,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	1.91% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	OO

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,596,023
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,596,023

11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,596,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	2.61% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	IA

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CUSIP NO. 22025Y407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Richard T. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,596,023
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,596,023

11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,596,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	2.61% based on 99,542,077 Shares outstanding as of February 22, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011
14.	Type of Reporting Person (See Instructions)	IN

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Item 1. Security and Issuer

(a)	Title of Class of Equity Securities to which this Statement relates:

Common Stock, par value $0.01 per share

(b)	Name and Address of Issuer’s Principal Executive Offices:

Corrections Corporation of America

10 Burton Hills Boulevard, Nashville, Tennessee 37215

As of April 4, 2012, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 7,006,023 Shares (the “Subject Shares”), representing approximately 7.04% of the outstanding Shares. See also Section 6.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), (ii) Keith Meister, an American citizen (collectively with Corvex, the “Corvex Reporting Persons”), (iii) Marcato, L.P., a Delaware limited partnership (“Marcato Fund I”), (iv) Marcato II, L.P., a Delaware limited partnership (“Marcato Fund II”), (v) Marcato International Master Fund Ltd., a Cayman Islands exempted company (“Marcato Master Fund” and collectively with Marcato Fund I and Marcato Fund II, the “Marcato Funds”), (vi) Marcato Capital Management LLC, a Delaware limited liability company (“Marcato”), and (vii) Richard T. McGuire, an American citizen (the Marcato Funds, Marcato and Mr. McGuire, collectively, the “Marcato Reporting Persons”). The Corvex Reporting Persons and the Marcato Reporting Persons are referred to collectively herein as the “Reporting Persons”.

The Reporting Persons have entered into a joint filing agreement, dated as of April 4, 2012, a copy of which is attached hereto as Exhibit 99.1.

(b) The principal business address of each of the Corvex Reporting Persons is 712 Fifth Avenue, 23rd Floor, New York, New York 10019. The principal business address of Marcato Fund I, Marcato Fund II, Marcato and Mr. McGuire is 235 Pine Street, Suite 1650, San Francisco, California 94104. The principal business address of Marcato Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

(c) Corvex’s principal business is serving as investment advisor to certain private investment funds, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business of Marcato is serving as the (i) sole general partner of Marcato Fund I and Marcato Fund II, and (ii) investment manager of Marcato Master Fund and Marcato International Ltd., a Cayman Islands exempted company. The principal occupation of Richard T. McGuire is serving as the managing member of Marcato.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4, 5 and 6 of this Schedule 13D.

The Corvex Funds used working capital to purchase 2,585,000 Shares reported herein and to acquire the call options referenced in Item 6. The total purchase price for such Shares was $65,230,811 and for such call options was $14,968,387.

The Marcato Funds used working capital to purchase 2,596,023 Shares reported herein. The total purchase price for such Shares was $59,403,941.62.

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Item 4. Purpose of Transaction

The Reporting Persons believe that the Shares are undervalued and are an attractive investment. The Reporting Persons have had conversations and meetings with each other and the management and members of the board of the Issuer to discuss the Issuer’s business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans and will seek to have additional conversations with one or more of management, the board, other stockholders of the Issuer and other persons to discuss such matters. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives, including, but not limited to, proposals for one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In particular, and without limiting the generality of the foregoing, the Reporting Persons have discussed, and will continue to discuss, among themselves and with one or more of management, the board, other stockholders of the Issuer and other persons proposals to convert the Issuer to a real estate investment trust (“REIT”) for U.S. federal income tax purposes and other strategic alternatives. The Reporting Persons have engaged experts in the legal, accounting and tax professions who believe that the Issuer could convert to a REIT without material disruption or changes to the Issuer’s current operations. The Reporting Persons believe that a REIT conversion would result in a significantly lower cost of equity capital, increased growth prospects and a material increase in value for all the Issuer’s shareholders based on current trading multiples of comparable publicly traded REITs. The Reporting Persons look forward to working expeditiously with the Issuer’s management and the board in order to effectuate this outcome.

The Reporting Persons originally acquired the Shares subject to this Schedule 13D for investment purposes, in the Reporting Persons’ ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party, including each other, to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, other than as set forth in this Item 4, may, from time to time, acquire or cause to be acquired additional Shares and/or other equity securities, debt, notes, other securities or derivatives or other instruments that are based on or relate to the value of the Shares or the Issuer (collectively, “Securities”), or dispose or cause to be disposed some or all of their Securities, engage in lending, short-selling or hedging or similar transactions with some or all of their Securities, or may continue to hold the Securities, depending on the outcomes of the conversations set forth in this Item 4 below, business, market and industry conditions, their continuing evaluation of the business, financial position, prospects and strategic direction of the Issuer, actions taken by the Issuer’s board, price levels of the Securities, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4.

A letter agreement (the “Agreement”) was entered into on March 26, 2012 by Corvex and Marcato, thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons. Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2. The members of the Group had conversations before March 26, 2012 to discuss the matters contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such conversations, and no group was formed under the Exchange Act, until March 26, 2012.

Under the Agreement, each Group member has agreed (i) not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it and (ii) not to purchase or otherwise acquire (any such transaction being herein collectively called a “Purchase”), or to advise any of its affiliates to Purchase, any beneficial ownership of any of the securities of the Issuer, in each case, without first providing the other Group members advance notice of such Transfer.

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Under the Agreement, each of Corvex and Marcato has agreed to be responsible for all costs and expenses incurred by such Group member in connection with the Agreement, its investments in the Issuer and the actions and transactions contemplated by the Agreement or this Schedule 13D. In the event that Corvex and Marcato agree to incur certain out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel or accounting or valuation firms) jointly, each shall be responsible for its Share (as defined below) of such expenses. For the purposes of the Agreement, Corvex’s or Marcato’s “Share”, as the case may be, shall be a fraction, expressed as a percentage, the numerator of which is the total number of Shares as to which the Corvex Reporting Persons or the Marcato Reporting Persons, as the case may be, have voting and dispositive power and the denominator of which is the total number of Shares to which this Schedule 13D relates.

The Agreement will terminate upon the earlier to occur of (x) July 1, 2014, unless such date is extended by agreement of the parties thereto, and (y) the date upon which the parties mutually agree to terminate the Agreement.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, 99,542,077 Shares were outstanding as of February 22, 2012. Based on the foregoing, the Subject Shares represented approximately 7.04% of the Shares issued and outstanding as of such date.

Corvex, as the investment advisor to the Corvex Funds, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 4,410,000 Shares, consisting of 2,585,000 Shares held by the Corvex Funds and 1,825,000 Shares underlying the call options referenced in Item 6 (the “Corvex Shares”). By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Corvex Shares.

Marcato Fund I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 539,639 Shares. Marcato Fund II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 159,304 Shares. Marcato Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,897,080 Shares. Marcato, as the general partner of Marcato Fund I and Marcato Fund II and the investment manager of Marcato Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,596,023 Shares (the “Marcato Shares”). By virtue of Mr. McGuire’s position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The Corvex Reporting Persons disclaim beneficial ownership of the Marcato Shares, and the Marcato Reporting Persons disclaim beneficial ownership of the Corvex Shares.

(c) Exhibit 99.3, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in the Shares that were effected during the past 60 days by the Reporting Persons for the benefit of the Corvex Funds and the Marcato Funds.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, (i) the Corvex Shares held by the accounts managed by Corvex may be delivered to such accounts and (ii) the Marcato Shares held by the accounts managed by Marcato may be delivered to such accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

In addition, Corvex and Marcato have entered into the Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2. The Agreement is described above in Item 4.

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The Corvex Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 1,825,000 Shares at an exercise price of $18 per Share, which expire on April 30, 2013. The Corvex Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 1,825,000 Shares at an exercise price of $18 per Share, which expire on the earlier of April 30, 2013 or the date on which the corresponding American-style call option described above in this paragraph is exercised.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following are filed as exhibits to this Schedule 13D:

Exhibit 99.1 Joint Filing Agreement dated April 4, 2012 by and among the Reporting Persons

Exhibit 99.2 Agreement dated as of March 26, 2012 by and between Corvex Management LP and Marcato Capital Management LLC

Exhibit 99.3 Description of Transactions in the Shares that were Effected during the Past 60 Days

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: April 4, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

Date: April 4, 2012	KEITH MEISTER

/s/ Keith Meister

Date: April 4, 2012	MARCATO, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Managing Member

Date: April 4, 2012	MARCATO II, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Managing Member

Date: April 4, 2012	MARCATO INTERNATIONAL MASTER FUND LTD.

	By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Director

Date: April 4, 2012	MARCATO CAPITAL MANAGEMENT LLC

	By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Managing Member

Date: April 4, 2012	RICHARD T. MCGUIRE

/s/ Richard T. McGuire